Exhibit 99.1

Arbe Robotics Ltd. And Industrial Tech Acquisitions, Inc. Announce The Scheduled Completion of Business Combination

Arbe to Trade on the Nasdaq as “ARBE” Beginning on October 8, 2021; Becoming the first automotive imaging radar company publicly listed in the US

TEL AVIV, Israel and HOUSTON, Oct. 6, 2021 /PRNewswire/ -- Arbe Robotics Ltd. (“Arbe”), a global leader in next-generation 4D Imaging Radar Solutions, and Industrial Tech Acquisitions, Inc. (“ITAC”) (NASDAQ: ITAC), a publicly-traded special purpose acquisition company, today announced that the previously announced business combination was approved by the ITAC stockholders at a special meeting held on October 5, 2021 and the business combination is scheduled to be completed on Thursday, October 7, 2021. The combined company will retain the Arbe Robotics name and its ordinary shares and warrants are expected to commence trading on Nasdaq on October 8, 2021 under the ticker symbols “ARBE” and “ARBEW,” respectively.

Kobi Marenko, Chief Executive Officer of Arbe, said, “Becoming a publicly traded company extends our first mover advantage and market leading position as we continue to spearhead a radar revolution. We continue to see strong customer uptake in our chipset as they recognize the superior capabilities of our products and significant cost advantages, and we expect that momentum to carry forward in the years ahead. The completion of the merger will help us accomplish our mission by enhancing our capital structure to fuel our product innovation process and accelerate our go-to-market strategy.”

Arbe’s 4D Imaging Radar Technology revolutionized automotive sensing with an affordable, ultra-high-resolution sensor that delivers high-level performance in all environmental, weather, and lighting conditions, providing an unmatched level of safety to the market. The Company believes it is the first radar that can truly enrich perception algorithms, making sure they operate in all possible driving scenarios. Arbe’s technology has transformed radar as a sensor by infusing it with capabilities that were previously associated with more costly sensors like LiDAR. Because of Arbe’s 4D Imaging Radar Solution, radar’s functionality has been changed forever, providing the automotive industry with a unique sensor that is affordable to deploy in Advanced Driver Assistance Systems (ADAS) and autonomous vehicles.

Scott Crist, Chairman and CEO of ITAC, “I am excited to complete this deal and look forward to working with the entire Arbe team as they continue to pave the way to full autonomous driving. Arbe’s game-changing technology is a significant competitive advantage in the automotive, industrial and new mobility markets, setting the stage for long-term growth.”

Transaction Overview

As a result of the business combination, Arbe will receive approximately $118 million in gross proceeds comprised of approximately $18 million of cash following ITAC’s public stockholders of their stock redemptions and $100 million from a private placement of Arbe’s ordinary shares, including investments from institutional investors M&G Investment Management, Varana Capital, iAngels, Texas Ventures, Eyal Waldman, among other investors. Completing the combination provides Arbe with ample capital to execute its growth strategies, including considering strategic opportunities that may present themselves.

Arbe will continue to be led by its experienced management team. Scott Crist, Chairman and CEO of ITAC, will join Arbe’s Board of Directors upon consummation of the business combination.

Advisors

Wells Fargo Securities served as exclusive financial advisor to Arbe and served as lead placement agent to ITAC on the PIPE offering. Epsilon and Poalim Capital Markets also served as placement agents on the PIPE offering. Cowen, Roth Capital and MKM Partners acted as capital markets advisors to Arbe.

DLA Piper LLP (US) served as legal advisor to Arbe, and Ellenoff Grossman & Schole LLP served as legal advisor to ITAC. Erdinast, Ben Nathan, Toledano & Co. served as Israeli legal advisors to Arbe.

About Arbe Robotics, Ltd.

Arbe (Nasdaq: ARBE), a global leader in next-generation 4D Imaging Radar Chipset Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s imaging radar is 100 times more detailed than any other radar on the market and is a mandatory sensor for L2+ and higher autonomy. The company is empowering automakers, tier-1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm-changing perception. Arbe is a leader in the fast-growing automotive radar market that has an estimated projected total addressable market of $11 billion in 2025. Arbe is based in Tel Aviv, Israel, and has an office in the United States.

Arbe’s website is https://arberobotics.com. Information contained on, or that can be accessed through, Arbe’s website or any other website is expressly not incorporated by reference into and is not a part of this press release.

About Industrial Tech Acquisitions, Inc.

ITAC was a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. ITAC is sponsored by Texas Ventures, a leading technology and venture capital firm with expertise in capital markets and structured finance that provides guidance, insight and capital to assist entrepreneurs and managers who have the desire and talent to build exceptional companies. The Texas Ventures’ approach is to identify emerging trends and opportunities prior to recognition by the broader marketplace, and to take a proactive approach in working with entrepreneurs and managers who have the determination to build world-class companies.

Important Notice Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “project,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events and valuations that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

These forward-looking statements, together with any statements made at ITAC’s special meeting of stockholders at which the merger was approved by ITAC’s stockholders, are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry, regulatory and operational factors), known or unknown, which could and are likely to cause the actual results to vary materially from those indicated or anticipated. You should carefully consider the risk factors and uncertainties described in “Risk Factors,” “Arbe’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Forward-Looking Statements” and the additional risks described in the proxy statement/prospectus dated September 17. 2021 which was filed by Arbe with the Securities and Exchange Commission, as well as the other documents filed by Arbe with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may, and are likely to, vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.